EXHIBIT 4.7
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Description of Common Stock
This section describes the general terms and provisions of the shares of our Common Stock and Preferred Stock based on the provisions of our Restated Articles of Incorporation, as amended (our “Articles”), our Second Amended and Restated Bylaws (our “Bylaws”) and applicable provisions of the Oregon Business Corporation Act (“OBCA”). This description is not complete and is subject to, and is qualified in its entirety by, reference to our Articles, Bylaws and the OBCA.
Authorized Capital Stock
      Our authorized capital stock consists of 125,000,000 shares of Common Stock and 15,000,000 shares of Preferred Stock, each with no par value.
Voting
      Holders of Common Stock are entitled to one vote for per share on all matters submitted to a vote of shareholders, including the election of directors. Holders of shares of Common Stock are not entitled to cumulative voting rights.
Dividends and Other Rights
      Subject to the preferences applicable to any Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any. Each share of Common Stock is treated equally with respect to dividends and distributions.
      The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the Board of Directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. From time to time, our credit facilities may restrict or prohibit the paying of dividends without our lenders’ consent.
      Holders of Common Stock have no preemptive rights nor rights to subscribe for additional securities. Shares of Common Stock are not redeemable and there are no sinking fund provisions. Shares of Common Stock are not convertible into any other series or class of our securities.
Transfer Agent; Listing
      The transfer agent and registrar for the Common Stock is Broadridge, Edgewood, New York. Our outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol “LAD.”

Preferred Stock
      The Board of Directors may, without further action of our shareholders, issue shares of Preferred Stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock provides desirable flexibility in connection with acquisitions, raising capital or other corporate purposes. However, our Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of Common Stock.
Anti-Takeover Effects
      Certain provisions of Oregon law and our Articles, summarized in the following paragraphs, may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares
      Our Articles authorize the issuance of 125,000,000 shares of Common Stock. The Common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.
      In addition, our Articles authorize the issuance of “blank check” voting Preferred Stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of shareholders, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.
Advance Notice Requirements
    Our Bylaws provide advance notice procedures for shareholders seeking to bring business before our annual meeting, or to nominate candidates for election as directors. Our Bylaws also specify certain requirements regarding the form and content of a shareholder notice. These provisions may preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our meetings of shareholders.
Oregon Control Share Act
      We are subject to the Oregon Control Share Act, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by (i) the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by our officers and inside directors, and (ii) the holders of a majority of the outstanding voting shares, including shares held by our officers and inside directors. This vote would be required at the time an acquiring person's holdings exceed 20% of the total voting power of the corporation, and again at the time the acquiring person's holdings exceed 33 1/3% and 50%, respectively. An acquiring person may include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute an acquisition covered by the provisions of the OBCA described here. The acquiring person may, but is not required to, submit to us an “Acquiring Person Statement” setting forth certain information about the acquiring person and its plans with respect to us. The Acquiring Person Statement may also request that we call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiring person’s control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised “fair value” of their shares, which may not be less than the highest price paid per share by the acquiring person for the control shares.
Oregon Business Combination Act
      We are also subject to the Oregon Business Combination Act, which generally provides that in the event a person or entity acquires 15% or more of our voting stock, we and such person or entity, or any affiliated entity, may not engage in the following business combination transactions for a period of three years following the date the person acquired 15% or more of the voting stock:
•       a merger or plan of share exchange;
•       any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of our assets or outstanding capital stock; and
•       transactions that result in the issuance of our capital stock to the shareholder that acquired 15% or more of the voting stock.

These restrictions do not apply if:
•       the shareholder that acquired 15% or more of the voting stock, as a result of such acquisition, owns at least 85% of our outstanding voting stock disregarding shares owned by directors who are also officers and certain employee benefit plans;
•       our Board of Directors approves the share acquisition or business combination before the shareholder acquired 15% or more of our voting stock; or
•       our Board of Directors and the holders of at least two-thirds of our outstanding voting stock, disregarding shares owned by the shareholder that acquired 15% or more of the voting stock, approve the transaction on or subsequent to the date the shareholder acquires 15% or more of our voting stock.
      The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquirer to negotiate with our Board of Directors and will also discourage potential acquirers unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. We have not adopted such a provision and do not currently intend to do so. These laws may make us less attractive for takeover, and thus shareholders may not benefit from a rise in the price of our Common Stock that a takeover could cause.